FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 20, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Press Release dated August 19, 2008

EXHIBIT 1

Banro Corporation

PRESS RELEASE

Banro intersects 29.00 metres grading 5.59 g/t Au, 7.70 metres grading 18.58 g/t Au and 13.50 metres grading 9.14 g/t Au in Pre-Feasibility Drilling at its Namoya Gold Project

Other drill intersections include 25.01 metres grading 3.20 g/t Au, 16.35 metres grading 4.44 g/t Au, and 24.00 metres grading 3.00 g/t Au

Toronto, Canada – August 19, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA”; TSX - “BAA”) is pleased to announce further results from the Company’s pre-feasibility, infill core drilling program at its wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 46 core holes which have been drilled at Namoya since the previous drilling update in April 2008.

Highlights include:

•	Hole NDD136 intersected 25.01 metres grading 3.20 g/t Au from 61.99 metres
•	Hole NDD138 intersected 7.70 metres grading 18.58 g/t Au from 51.30 metres
•	Hole NDD141 intersected 16.35 metres grading 4.44 g/t Au from 156.65 metres
•	Hole NDD149 intersected 18.32 metres grading 3.29 g/t Au from 42.98 metres
•	Hole NDD150 intersected 13.50 metres grading 9.14 g/t Au from 0.00 metres
•	Hole NDD165 intersected 24.00 metres grading 3.00 g/t Au from 21.00 metres
•	Hole NDD169 intersected 29.00 metres grading 5.59 g/t Au from 119.00 metres
•	Hole NDD170 intersected 23.36 metres grading 2.90 g/t Au from 66.64 metres

The current drilling program is part of the pre-feasibility study being undertaken at Namoya with the objective of upgrading Inferred Mineral Resources into the Measured and Indicated categories, so that open pit ore reserves can be determined as part of the pre-feasibility study, which is due for completion in the fourth quarter of 2008. Two core drilling rigs are now in operation at Namoya to complete this drilling.

Thirty-nine of the holes reported in this release have been drilled at the Mwendamboko, Kakula, Namoya Summit and Muviringu deposits which occur along a two kilometre mineralized shear zone at Namoya. The mineralized sections at Namoya are found within a series of quartz veins and stockworks hosted by quartz-sericite-chlorite schists. The other seven holes (NDD152, 153, 154, 155, 158, 174 and 176) were drilled to test new mineralization discovered by trenching west of Kakula and at Kangarube.

Namoya currently has an estimated Indicated Mineral Resource of 938,800 ounces of gold (8,925,000 tonnes grading 3.27 g/t Au) and Inferred Mineral Resource of 621,500 ounces of gold (7,074,000 tonnes grading 2.73 g/t Au). These Mineral Resources were determined using the assay results from drill holes NDD001 to NDD106. Reference is made to Banro’s press release dated June 8, 2007 (a copy of which can be obtained from SEDAR at www.sedar.com).

Commenting on these drilling results at Namoya, Mike Prinsloo, President and C.E.O. of the Company, said: “These results of the infill drilling program at Namoya are encouraging and demonstrate our continued progress as well as the potential of the Namoya gold project. We are targeting completion and release of the Pre-Feasibility Study on Namoya in the fourth quarter of 2008.”

A locality plan of the reported drill holes is found accompanying this press release on the Company’s web site at http://www.banro.com/i/pdf/2008-08-19_NRM.pdf.

Results from the core holes are tabulated in the following table:

HOLE	EASTING (UTM)	NORTHING (UTM)	AZIMUTH (°)	INCL. (°)	MINERALIZATION			
					FROM (m)	TO (m)	WIDTH (m)	Au (g/t)
NDD141	560958.69	9557755.67	236	-60	88.00	92.18	4.18	5.24
					102.00	104.00	2.00	11.76
					110.80	113.35	2.55	3.23
					117.69	120.13	2.44	3.23
					123.05	124.05	1.00	3.29
					138.00	139.00	1.00	2.06
					156.65	173.00	16.35	4.44
					181.00	185.00	4.00	0.98
					201.00	202.00	1.00	1.72
NDD142	560928.40	9557786.94	236	-51	83.00	84.00	1.00	0.58
NDD143	560880.36	9557826.76	236	-62	106.80	110.00	3.20	0.58
					135.70	146.13	10.43	1.11
					151.10	157.00	5.90	2.21
					160.35	162.00	1.65	0.56
					169.00	171.00	2.00	2.25
					187.25	192.00	4.75	1.10
NDD144	560993.58	9557634.75	236	-57	18.48	22.35	3.87	0.95
					28.40	29.47	1.07	1.01
					64.00	72.48	8.48	2.47
					77.32	82.22	4.90	1.99
					87.60	90.00	2.40	0.81
					148.50	149.10	1.40	1.43
					152.39	158.10	5.71	1.37
					175.00	177.00	2.00	1.31
NDD145	560861.80	9557785.30	236	-57	71.92	78.56	6.64	6.69
					87.00	88.00	1.00	1.87
NDD146	561092.44	9557779.16	236	-50	15.04	15.78	0.74	1.03
NDD147	561992.43	9556627.20	233	-53	90.00	95.00	5.00	0.78
					112.00	113.00	1.00	2.83
					128.00	137.40	9.40	3.37
					145.00	148.00	3.00	1.19
NDD148	560153.95	9557786.14	360	-50	46.35	47.70	1.35	3.23
NDD149	560233.11	9557763.89	360	-50	42.98	61.30	18.32	3.29
					69.00	74.28	5.28	2.22
NDD150	561553.00	9557030.00	290	-55	0.00	13.50	13.50	9.14
					19.88	21.40	1.52	0.96
					56.90	69.45	12.55	4.44
					75.15	77.00	1.85	1.25
					95.90	101.93	6.03	5.20
NDD151	560454.14	9557726.48	45	-49	No significant intersection			
NDD152	561163.88	9557039.45	230	-60	31.00	32.00	1.00	1.84
					40.00	41.00	1.00	3.44
					47.00	48.00	1.00	1.00
					120.00	121.00	1.00	1.38
NDD153	563568.55	9556124.48	45	-50	56.60	57.60	1.00	0.92
NDD154	563580.51	9556080.75	45	-50	No significant intersection			
NDD155	563564.50	9556176.31	45	-50	No significant intersection			
NDD156	560995.49	9557638.36	236	-78	14.00	15.30	1.30	7.04
					33.68	35.00	1.32	0.57
					60.25	61.80	1.55	0.52
					63.80	65.15	1.35	9.36
NDD157	561571.25	9557121.80	270	-50	17.21	21.00	3.79	1.39
					29.65	31.25	1.60	0.66
					60.75	62.00	1.25	0.75
NDD158	563568.55	9556124.48	45	-54	90.15	105.40	15.25	4.05
NDD159	561606.61	9556966.86	290	-79	102.00	108.15	6.15	1.84
					113.00	114.00	1.00	4.53
					131.00	134.07	3.07	1.32
					238.00	240.00	2.00	0.64
NDD160	560861.80	9557785.30	236	-78	35.80	39.30	3.50	3.04
					121.88	123.15	1.27	2.37
					126.10	133.76	7.66	2.24
					149.25	157.60	8.35	0.71
					163.00	166.00	3.00	0.80
					198.00	199.00	1.00	2.17
					220.00	221.00	1.00	1.18
NDD161	560997.16	9557616.80	236	-75	15.00	16.95	1.95	3.62
					77.00	86.35	9.35	1.95
					93.00	94.85	1.85	1.61
					125.72	128.00	2.28	2.39
					164.54	168.24	3.70	5.49
					175.66	184.00	8.34	1.30
					187.94	189.36	1.42	0.96
					191.75	195.58	3.83	4.08
					208.50	219.00	10.50	2.47
					222.10	228.00	5.90	0.81

Holes are uncut, with the exception of a single, exceptionally high grade sample of 1,940 g/t Au over 0.55 metres in NDD137, which was cut to 30.00 g/t Au.

Core holes were inclined at between minus 49 and 80 degrees and averaged 161.53 metres in depth with a maximum down hole depth of 257.40 metres. Core recovery for these holes averaged 89.1% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 80% of the intersected widths in the holes. Drill hole spacing was on 40 metre sections.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g. charge. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report,

Namoya Gold Project, Maniema Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Annual Report, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company’s exploration and development plans with respect to Namoya) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Namoya being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.